 Exhibit 99.1

LIZHI INC. Files 2019 Annual Report on Form 20-F

GUANGZHOU, April 20, 2020 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission (the “SEC”) on April 20, 2020. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.lizhi.fm.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@lizhi.fm or Investor Relations Department at LIZHI INC., Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, the People’s Republic of China.

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since launching Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86-(20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com